UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of January, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
PRESS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated January 9, 2004	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: January 9, 2004	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Discusses Impact of Uranium Prices

Saskatoon, Saskatchewan, Canada, January 9, 2004 . . . . . . . . . . . . . . .

Cameco Corporation said today that while it has consistently expected uranium spot prices to increase significantly over the next several years, some of the recent and unexpected market developments have resulted in prices rising more quickly than anticipated. Cameco reviewed the impact of these recent spot price increases on its uranium sales contract portfolio and feels it is prudent to remind investors that many of the company’s contracts were signed years ago when spot prices were much lower. Consequently, the contracts have pricing terms which will limit the benefit of further spot price increases in 2004. The price impact will continue in a diminishing fashion in 2005, with much less impact by 2006. However, Cameco has received the benefit from most of the spot price increases that occurred in 2003.

“While we have upside limits to the benefits of a rising spot price in the near term, the good news is that the increased uranium prices appear to be supported by improving supply/demand fundamentals as we had always expected,” said Jerry Grandey, Cameco’s president and CEO. “Future uranium prices must reflect the risks taken and returns required by producers to bring on new mines that will be needed in the coming years to provide secure supply to nuclear utility customers.”

Marketing Strategy

The company’s outlook for an improving uranium market has driven its contracting strategy. Over the past few years, Cameco has limited new sales commitments in the longer term beyond 2006 and retained as much upside pricing potential as possible while ensuring adequate cash flow with a mix of market-related and fixed price contracts.

At present, Cameco has more than 100 million pounds of uranium committed over the next five years. Cameco’s committed sales decline rapidly over that period and will be replaced in the normal course with contracts reflecting the market outlook which is today significantly improved. About 75% of the sales commitments in that five-year period will be delivered over the period 2004 to 2006. In 2004, Cameco’s uranium sales volumes are expected to total about 32 million pounds.

Impact of Rising Spot Prices

For 2004, about 60% of Cameco’s uranium under long-term contract will be sold at prices which reference the spot market price near the time of delivery and 40% will be sold at fixed prices.

The spot price increased by more than 45% during 2003 to end the year at $14.50 (US) as the market continued to evaluate the impact of the supply side developments. In the last 10 weeks of 2003 the spot price rose by $2.05 (US). This has resulted in some of Cameco’s spot market-related contracts reaching ceiling prices in the near term. The impact of ceiling prices became significant as the spot price moved into the $14.00 (US) range.

In addition, many of Cameco’s fixed price contracts were entered into a number of years ago when the uranium spot price was considerably lower than today. For example, the uranium spot price was near historic low levels in 2000, dropping to $7.10 (US) per pound. The following table provides a few years of uranium spot price history.

Average uranium spot price

Year	(US$/lb U3O8)

2000	8.21
2001	8.77
2002	9.86
2003	11.54
Current	14.50

In 2004, the expected impacts to revenue, earnings and cash flow to changes in the spot price from its current level of $14.50 (US) per pound are outlined in the table below. The results assume that one Canadian dollar is equivalent to 75 cents US.

	$1.00 (US) Increase in	$1.00 (US) Decrease in
	Uranium Spot Price	Uranium Spot Price

Revenue	+$9 million (CDN)	–$11 million (CDN)

Net Earnings	+$5 million (CDN)	–$7 million (CDN)
Earnings Per Share	+$0.09 (CDN)	–$0.12 (CDN)

Cash Flow	+$4 million (CDN)	–$6 million (CDN)

Given the composite of the company’s contract portfolio, the impact of an additional $1.00 (US) increase in the spot price from $15.50 (US) per pound would be slightly less.

Cameco also obtains earnings from its conversion services, power generation and gold businesses.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Forward-Looking Statement

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

Media & investor inquiries:	Alice Wong (306) 956-6337

Investor inquiries:	Bob Lillie (306) 956-6639

Media inquiries	Lyle Krahn (306) 956-6316